Exhibit 99.1

News release

Cenovus announces fourth-quarter and full-year 2025 results

Calgary, Alberta (February 19, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its fourth-quarter and full-year 2025 financial and operating results. In the quarter, the company generated approximately $2.4 billion in cash from operating activities, $2.7 billion of adjusted funds flow and $1.3 billion of free funds flow. Operating results in the quarter included record Upstream production of 917,900 barrels of oil equivalent per day (BOE/d)1 and Downstream crude throughput of 465,500 barrels per day (bbls/d), representing an overall utilization rate of 98%.

Highlights

•Upstream production of 917,900 BOE/d in the fourth quarter, an increase of 5%2 from the prior year excluding the impact of production associated with the acquisition of MEG Energy Corp. (MEG). Production ended the year at a monthly record rate of over 970,000 BOE/d in December.
•Achieved record quarterly Oil Sands production of 726,600 BOE/d including record rates at Foster Creek and Sunrise.
•Sustained strong Downstream performance, with fourth-quarter crude throughput of 465,500 bbls/d, representing utilization of 98% and U.S. Refining adjusted market capture of 106%.
•Completed the Foster Creek optimization project, delivering incremental production of approximately 30,000 bbls/d ahead of schedule.
•Completed the acquisition of MEG in the fourth quarter, and materially progressed integration and initial synergy capture initiatives. Cenovus continues to expect to deliver $150 million of annual synergies in 2026 and 2027, growing to over $400 million annually in 2028 and beyond.
•Returned $1.1 billion to shareholders in the fourth quarter, including $714 million through common share purchases and $380 million through common and preferred share dividends.

"Our talented people and industry‑leading assets delivered an exceptional year for Cenovus in 2025, marked by record Upstream production, strong Downstream performance and the value-enhancing, strategic acquisition of MEG,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Through disciplined growth and operational execution, we are well positioned to continue delivering sustainable value for our shareholders while advancing our long‑term strategy.”

Financial summary

($ millions, except per share amounts)	2025 Q4	2025 Q3	2024 Q4	2025 FY	2024 FY
Cash from (used in) operating activities	2,408	2,131	2,029	8,228	9,235
Adjusted funds flow[3]	2,674	2,466	1,601	8,871	8,164
Per share (diluted)[3]	1.46	1.38	0.87	4.87	4.38
Capital investment	1,360	1,154	1,478	4,907	5,015
Free funds flow[3]	1,314	1,312	123	3,964	3,149
Excess free funds flow[3]	(1,597)	745	(416)	(785)	1,297
Net earnings (loss)	934	1,286	146	3,930	3,142
Per share (diluted)	0.50	0.72	0.07	2.15	1.67
Long-term debt, including current portion	11,032	7,156	7,534	11,032	7,534
Net debt	8,292	5,255	4,614	8,292	4,614

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Production and throughput

(before royalties, net to Cenovus)	2025 Q4	2025 Q3	2024 Q4	2025 FY	2024 FY
Oil and NGLs (bbls/d)[1]	774,500	684,700	670,600	688,800	653,800
Conventional natural gas (MMcf/d)[1]	860.4	889.5	873.3	872.4	860.2
Total Upstream production (BOE/d)[1]	917,900	832,900	816,000	834,200	797,200
Total downstream crude throughput (bbls/d)[1]	465,500	710,700	666,700	626,600	646,900
1 See Advisory for production by product type and by operating segment.
2 Percentage change when comparing the fourth quarter of 2024 to the fourth quarter of 2025, excluding incremental production as a result of the MEG acquisition.
3 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Fourth-quarter results

Operating1

Cenovus’s total revenues were $10.9 billion in the fourth quarter, down from $13.2 billion in the third quarter of 2025. Upstream revenues were $7.6 billion, an increase from $6.7 billion in the previous quarter, while Downstream revenues were $5.3 billion, a decrease from $8.4 billion in the third quarter.

Total operating margin4 was $2.8 billion, compared with $3.0 billion in the previous quarter. Upstream operating margin5 was $2.6 billion, in line with the third quarter as a result of higher production and lower per-unit operating costs, partially offset by a decrease in benchmark oil prices. Downstream operating margin5 was $149 million, a decrease from $364 million in the previous quarter, primarily due to lower market crack spreads. Operating margin in the U.S. Refining segment was $81 million, which included a $67 million benefit from the receipt of proceeds related to a pipeline settlement, a $134 million inventory holding loss and $14 million of turnaround expenses.

Total Upstream production was 917,900 BOE/d in the fourth quarter, up from 832,900 BOE/d in the third quarter. Christina Lake production was 308,900 bbls/d compared with 251,700 bbls/d in the prior quarter, as a result of the acquisition of MEG, which closed on November 13, 2025. Foster Creek production was 220,100 bbls/d, up from 215,400 bbls/d in the third quarter, as volumes from the Foster Creek optimization project continued to ramp up ahead of schedule. Sunrise production was 60,300 bbls/d compared with 52,400 bbls/d in the third quarter, following the completion of planned maintenance in the prior quarter.

Production from the Lloydminster thermal assets was 106,900 bbls/d compared with 95,700 bbls/d in the prior quarter, partly as a result of strong performance from a successful redevelopment well program in the area. In the fourth quarter, the Rush Lake facilities in west-central Saskatchewan successfully restarted production and a phased ramp-up is progressing as expected. Lloydminster conventional heavy oil output was 28,100 bbls/d, compared with 25,400 bbls/d in the third quarter.

Production in the Conventional segment was 120,400 BOE/d, a decrease from 126,900 BOE/d in the previous quarter as a result of unplanned maintenance and December weather-related shut-ins.

In the Offshore segment, production was 70,900 BOE/d compared with 63,200 BOE/d in the third quarter. In Asia Pacific, production volumes were 54,000 BOE/d, higher than 51,900 BOE/d in the previous quarter, following the conclusion of maintenance activity in China. In the Atlantic region, production was 16,900 bbls/d, up from 11,300 bbls/d in the prior quarter. Subsequent to the quarter, gas sales agreements relating to the Liuhua 29-1 and Liuhua 34-2 fields were extended to enable gas sales through the end of the production periods of each field.

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Total Downstream crude throughput in the fourth quarter was 465,500 bbls/d. Crude throughput in Canadian Refining was 112,900 bbls/d, representing a utilization rate of 105%, compared with 105,400 bbls/d in the previous quarter.

In U.S. Refining, crude throughput was 352,600 bbls/d, compared with 605,300 bbls/d in the third quarter as a result of the disposition of Cenovus’s interest in WRB Refining LP (WRB) which closed on September 30, 2025. Fourth-quarter crude throughput represents a utilization rate of 97%. U.S. Refining revenues were $4.2 billion, down from $7.1 billion in the prior quarter. Adjusted market capture6 in U.S. Refining was 106%, compared with 65% in the third quarter, driven by strong asset reliability, seasonal product pricing mix impacts and a pipeline settlement received in the quarter. Excluding the impact of the pipeline settlement, adjusted market capture in the fourth quarter would have been approximately 11% lower.

4 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
5 Specified financial measure. See Advisory.
6 Adjusted market capture excludes the impact of inventory holding gains or losses. Contains a non-GAAP financial measure. See Advisory.

Financial

Cash from operating activities in the fourth quarter increased to approximately $2.4 billion from $2.1 billion in the third quarter. Adjusted funds flow was $2.7 billion, in line with the prior quarter, and excess free funds flow (EFFF) was a shortfall of $1.6 billion, compared with EFFF of $745 million in the prior quarter as a result of the MEG acquisition. Net earnings in the fourth quarter decreased to $934 million from $1.3 billion in the previous quarter. Fourth-quarter financial results were driven by higher Upstream production and sales, and strong execution in the Downstream, offset by lower benchmark oil prices and market crack spreads.

Long-term debt, including the current portion, was $11.0 billion as at December 31, 2025. Net debt was $8.3 billion as at December 31, 2025, an increase from the previous quarter, as a result of the closing of the MEG acquisition, partially offset by proceeds received from the sale of WRB. The company continues to steward toward a long-term net debt target of $4.0 billion.

Growth projects

In the Oil Sands segment, the Foster Creek optimization project was successfully completed ahead of schedule, which has delivered incremental production of approximately 30,000 bbls/d. At Christina Lake, since achieving first oil at Narrows Lake mid-year 2025, production ramp up has been progressing to plan. The Christina Lake North expansion project is on track to deliver increased steam capacity and production volumes of approximately 40,000 bbls/d by 2028. At Sunrise, the first of the new well pads on the east development area is currently steaming, with three new well pads from this area expected to come online in 2026.

At West White Rose, commissioning of the platform has continued to make significant progress despite challenging offshore weather conditions, with construction and welding complete and systems integration testing underway. First oil is anticipated in the second quarter.

Full-year results

In 2025, Cenovus’s total Upstream production averaged 834,200 BOE/d, compared with 797,200 BOE/d in 2024, including record annual volumes from the Oil Sands assets. Oil Sands production was 644,100 BOE/d, including 254,300 bbls/d at Christina Lake and new annual production records of approximately 206,100 bbls/d at Foster Creek and 53,800 bbls/d at Sunrise. Full-year production from the Lloydminster thermal assets was 102,600 bbls/d, compared with 111,500 bbls/d in 2024, which reflects the temporary

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shut-in of production at Rush Lake, which began ramping up in the fourth quarter. Lloydminster conventional heavy oil production increased to 25,100 bbls/d from 17,600 bbls/d following a successful development drilling program. Conventional production was 122,800 BOE/d, up slightly compared with 2024. Offshore production was approximately 67,300 BOE/d, compared with 66,600 BOE/d in the prior year, driven by the successful restart of the White Rose field following the SeaRose asset life extension project executed in 2024.

Total Downstream throughput averaged 626,600 bbls/d in 2025, compared with 646,900 bbls/d in 2024, due to the disposition of Cenovus’s interest in the WRB joint venture at the end of the third quarter. Canadian Refining achieved record crude oil throughput of 110,700 bbls/d in 2025, running at or above full capacity due to ongoing improvement initiatives and high asset reliability. U.S. Refining crude oil throughput decreased to 515,900 bbls/d in 2025 compared with 556,400 bbls/d in 2024, reflecting the disposition of WRB, partially offset by ongoing operational improvements and increased reliability across the U.S. operated refineries.

Total revenues were $49.7 billion in 2025 and total operating margin was $10.6 billion compared with revenues of $54.3 billion and total operating margin of $10.8 billion in 2024. The year-over-year decrease in total revenues was largely due to lower benchmark oil prices. Operating margin was down slightly from the prior year due to lower benchmark oil prices, largely offset by higher Upstream production and sales, lower operating costs and strong execution in the Downstream.

Cash from operating activities was $8.2 billion for 2025 compared with $9.2 billion in 2024. Adjusted funds flow was $8.9 billion and free funds flow was $4.0 billion. Full-year net earnings for 2025 were $3.9 billion compared with $3.1 billion in 2024, primarily due to higher production and lower operating expenses, partially offset by a decrease in commodity prices.

Total capital investment for 2025 was $4.9 billion, primarily directed to sustaining production at the company’s Upstream assets, the construction of the major Upstream growth projects including West White Rose, and refining maintenance and reliability initiatives.

Reserves

Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators. As at December 31, 2025, Cenovus’s total proved and total proved plus probable reserves were approximately 6.1 billion BOE and 9.6 billion BOE, respectively, and total proved and total proved plus probable bitumen reserves were approximately 5.7 billion barrels and 8.9 billion barrels, respectively. At year-end 2025, Cenovus had a proved plus probable reserves life index of approximately 28 years.

More details about Cenovus’s reserves and other oil and gas information are available in the Advisory and the Management’s Discussion and Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2025, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and Cenovus’s website at cenovus.com under Investors.

Cenovus year-end disclosure documents

Today, Cenovus is filing its interim and audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2025, with the U.S. Securities and Exchange Commission. Copies of these documents will be available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and the company's website at cenovus.com under Investors. They can also be requested free of charge by emailing investor.relations@cenovus.com.

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Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.20 per common share, payable on March 31, 2026, to shareholders of record as of March 13, 2026.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1 and Series 2 – payable on March 31, 2026, to shareholders of record as of March 13, 2026, as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	3.948	0.24337

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the fourth quarter, the company returned $1.1 billion to shareholders, composed of $714 million from its purchase of 28.9 million shares through its normal course issuer bid and $380 million through common and preferred share dividends.

2026 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2026 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

(MBOE/d or Mbbls/d)	Q1	Q2	Q3	Q4	Annual impact
Upstream
Oil Sands	-	5 - 9	23 - 28	2 - 4	8 - 10
Offshore	-	-	-	-	-
Conventional	-	-	-	-	-
Downstream
Canadian Refining	-	10 - 15	-	-	2 - 4
U.S. Refining	5 - 10	-	35 - 45	40 - 50	20 - 26

Conference call today

Cenovus will host a conference call today, February 19, 2026, starting at 9 a.m. MT (11 a.m. ET).

For analysts wanting to join the call, please register in advance.

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To participate in the conference call, complete the online registration form in advance of the call start time. Once registered, you will receive a unique PIN to access the call by phone. You can either dial into the conference call using the unique PIN or select the "Call Me" option to receive an automated call.

A live audio webcast of the conference call will also be available and will remain archived for approximately 30 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the IFRS Accounting Standards).

Barrels of Oil Equivalent

Natural gas volumes have been converted to BOE on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Reserves Life Index

Reserves life index is calculated based on reserves for the applicable reserves category divided by annual production.

Product types

Product type by operating segment	Three months ended December 31, 2025	Full year ended December 31, 2025
Oil Sands
Bitumen (Mbbls/d)	696.2	616.8
Heavy crude oil (Mbbls/d)	28.1	25.1
Conventional natural gas (MMcf/d)	13.6	13.8
Total Oil Sands segment production (MBOE/d)	726.6	644.1
Conventional
Light crude oil (Mbbls/d)	5.4	5.0
Natural gas liquids (Mbbls/d)	20.8	21.2
Conventional natural gas (MMcf/d)	565.4	579.3
Total Conventional segment production (MBOE/d)	120.4	122.8
Offshore
Light crude oil (Mbbls/d)	16.9	13.1
Natural gas liquids (Mbbls/d)	7.1	7.6
Conventional natural gas (MMcf/d)	281.4	279.3
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Total Offshore segment production (MBOE/d)	70.9	67.3
Total Upstream production (MBOE/d)	917.9	834.2

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “payable”, “plan”, “progress”, “steward”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: delivery and timing of MEG transaction synergies; disciplined operational execution and strategic growth; delivering sustainable value for our shareholders while advancing our long-term strategy; stewarding towards our long-term net debt target; ramp up of production from the Foster Creek optimization project; production ramp-up at Rush Lake and Narrows Lake; Christina Lake North expansion project progress; continued production growth at Sunrise; timing of drilling at and first oil from the West White Rose project; 2026 planned maintenance and production/throughput impacts; and future dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to the assumptions inherent in Cenovus’s updated 2026 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended December 31, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com), which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 of the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (7)			Downstream (7)			Total
($ millions)	Q4 2025	Q3 2025	Q4 2024	Q4 2025	Q3 2025	Q4 2024	Q4 2025	Q3 2025	Q4 2024
Revenues
Gross Sales	8,287	7,562	8,240	5,314	8,435	7,837	13,601	15,997	16,077
Less: Royalties	(670)	(858)	(914)	—	—	—	(670)	(858)	(914)
	7,617	6,704	7,326	5,314	8,435	7,837	12,931	15,139	15,163
Expenses
Purchased Product	1,271	674	1,000	4,574	7,321	7,364	5,845	7,995	8,364
Transportation and Blending	2,832	2,543	2,816	—	—	—	2,832	2,543	2,816
Operating	893	885	842	591	751	866	1,484	1,636	1,708
Realized (Gain) Loss on Risk Management	(7)	12	(2)	—	(1)	3	(7)	11	1
Operating Margin	2,628	2,590	2,670	149	364	(396)	2,777	2,954	2,274

($ millions)	Upstream (7)		Downstream (7)		Total
Year ended December 31, 2025	2025	2024	2025	2024	2025	2024
Revenues
Gross Sales	32,495	33,078	29,197	33,618	61,692	66,696
Less: Royalties	(3,055)	(3,449)	—	—	(3,055)	(3,449)
	29,440	29,629	29,197	33,618	58,637	63,247
Expenses
Purchased Product	4,223	3,674	25,855	30,252	30,078	33,926
Transportation and Blending	11,243	11,331	—	—	11,243	11,331
Operating	3,567	3,489	3,143	3,670	6,710	7,159
Realized (Gain) Loss on Risk Management	4	14	(6)	8	(2)	22
Operating Margin	10,403	11,121	205	(312)	10,608	10,809
7Found in Note 1 of the December 31, 2025, or the September 30, 2025, interim Consolidated Financial Statements.

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Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended			Twelve Months Ended
($ millions)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash From (Used in) Operating Activities (8)	2,408	2,131	2,029	8,228	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(82)	(94)	(64)	(280)	(234)
Net Change in Non-Cash Working Capital	(184)	(241)	492	(363)	1,305
Adjusted Funds Flow	2,674	2,466	1,601	8,871	8,164
Capital Investment	1,360	1,154	1,478	4,907	5,015
Free Funds Flow	1,314	1,312	123	3,964	3,149
Add (Deduct):
Base Dividends Paid on Common Shares	(376)	(356)	(330)	(1,423)	(1,255)
Purchase of Common Shares under Employee Benefit Plan	(61)	(21)	(43)	(155)	(43)
Dividends Paid on Preferred Shares	(4)	—	(18)	(14)	(45)
Settlement of Decommissioning Liabilities	(82)	(94)	(64)	(280)	(234)
Principal Repayment of Leases	(84)	(89)	(80)	(350)	(299)
Acquisitions, Net of Cash Acquired	(3,430)	(7)	(3)	(3,666)	(22)
Acquisition of Ownership Interest in MEG (9)	(752)	—	—	(752)	—
Proceeds From Divestitures	1,878	—	(1)	1,891	46
Excess Free Funds Flow	(1,597)	745	(416)	(785)	1,297
8 Found in the December 31, 2025, or the September 30, 2025, interim Consolidated Financial Statements.
9 Represents the acquired MEG common shares purchased prior to the closing of the MEG Acquisition. For further information, refer to Note 3 of the interim Consolidated Financial Statements.

Adjusted Market Capture
Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

The company previously disclosed market capture which did not exclude the effect of inventory holding gains or losses. Cenovus replaced market capture with adjusted market capture to exclude the impact of inventory holding gains or losses. The company believes this metric provides more comparability and accuracy when measuring the cash generating performance of our Downstream operations. Comparative periods were revised to conform with our current presentation.
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($ millions)	Three months ended December 31, 2025	Three months ended September 30, 2025
Revenues (10)	4,158	7,082
Purchased Product (10)	3,664	6,219
Gross Margin	494	863
Inventory Holding (Gain) Loss	134	80
Adjusted Gross Margin	628	943
Total Processed Inputs (Mbbls/d)	375.8	642.8
Adjusted Refining Margin ($/bbl)	18.17	15.92
Operable Capacity (Mbbls/d)	364.8	612.3
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	88	81
Group 3 3-2-1 Crack Spread Weighting	12	19
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	18.20	24.24
Group 3 3-2-1 Crack Spread (US$/bbl)	19.25	23.72
RINs (US$/bbl)	6.04	6.33
US$ per C$1 - Average	0.717	0.726
Weighted Average Crack Spread, Net of RINs ($/bbl)	17.14	24.53
Adjusted Market Capture (percent)	106	65
10 Found in Note 1 of the December 31, 2025, or the September 30, 2025, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors
Investor Relations general line
403-766-7711

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403-766-7751
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